

Mail Stop 3561

February 7, 2017

Pierre Courduroux
Chief Financial Officer
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, Missouri 63167

> **Re:**   **Monsanto Company**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Filed October 19, 2016**
> **File No. 001-16167**

Dear Mr. Courduroux:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2016

Management's Discussion and Analysis

Non-GAAP Financial Measures, page 18

1.   We note you define free cash flow as the total of net cash provided or required by operating activities and net cash provided or required by investing activities. Pursuant to Question No. 102.07 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, issued May 17, 2016, please advise of your consideration given to redefining this measure or its computation as the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures). Please provide us with any proposed revisions to your disclosure of free cash flow to be included in future filings. This comment is also applicable to the non-GAAP disclosures included in your November 30, 2016 Quarterly Report on Form 10-Q and your earnings releases furnished on Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure